Exhibit (a)(9)

To:	409A Impacted Employees
From:	Legal Department
Re:	Information Sessions Concerning Offer To Amend
As a result of an investigation of the Company’s historical stock option granting practices and related accounting, some of the stock options that you were granted have been determined to have a below-market exercise price as of its date of grant and could therefore be subject to an additional 20% federal tax, plus interest and penalties. To help you avoid these taxes, Insight is providing you a one-time opportunity to amend the exercise price of your Eligible Options (as defined in the Offer to Amend Eligible Options, filed with the Securities and Exchange Commission and mailed to you on November 21, 2007). The amendment will increase the exercise price of your Eligible Options to reflect the correct exercise price. Insight will also make a cash payment for the difference between the new exercise price and the original exercise price of your Eligible Options. Cash payments are expected to be made in January 2008. Other than with respect to the exercise price, the current terms of your Eligible Options (for example, number of options, vesting) will remain unchanged.
In order to help you understand your rights under the Offer to Amend Eligible Options and to answer any questions you may have, Insight is holding two information sessions during the week of November 26, 2007. The schedule and LiveMeeting information for each session is provided below. Participation in the Tender Offer and attendance at one of the information sessions is completely voluntary. You are strongly encouraged to attend one of the information sessions, however, to ensure you have sufficient information with which to make your decision on whether to participate. We look forward to talking with you.